Filed Pursuant to 424(b)(3)

Registration No. 333-121121

Prospectus Supplement dated April 21, 2005

On April 21, 2005, Frederick L. Hickman, President and Chief Executive Officer of North Penn Bancorp, Inc. and North Penn Bank, announced that Philip O. Farr has joined the Company and the Bank as Senior Vice President and Chief Financial Officer. Mr. Farr will oversee the accounting, budgeting, treasury, asset-liability, capital management and investor relations functions for the Company and the Bank.

Prior to joining North Penn Bancorp, Inc., Mr. Farr served as a Vice President with Community Bank System, Inc. until June 2004. He previously served for 14 years as the Chief Financial Officer of Grange National Bank, which was acquired by Community Bank System, Inc. in November 2003. In addition to his experience at Grange National Bank, Mr. Farr also served as the Assistant Controller for First National Bank of Nicholson for 3 years. Age 45.

Subject to the availability of shares in the stock offering, Mr. Farr intends to purchase approximately 10,000 shares of our common stock having a value of $100,000, which would represent 1.57% of shares at the minimum of the offering range or 1.16% of shares at the maximum of the offering range. Assuming that he purchases all of these shares, Mr. Farr’s purchases would bring the total anticipated subscriptions of our trustees, executive officers and their associates to 66,400 shares or $664,000. Subscriptions by this group would increase to 10.44% of the minimum of the offering range and 7.71% of the maximum of the offering range. As a percentage of shares sold in the offering and issued to the foundation, the percentage would be 9.98% at the minimum and 7.38% at the maximum.